DANLAX, CORP.

616 Corporate Way, Suite 2-6187

Valley Cottage, NY 10989

Tel. (702) 605-4427

April 9, 2014

Ms. Ji Kim,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Danlax, Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed on April 2, 2014

File No. 333-193467

Dear Ms. Ji Kim:

Danlax, Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated March 24, 2014 (the "Comment Letter"), with reference to the Company's Amendment No. 1 to registration statement on Form S-1 filed with the Commission on March 11, 2014.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. We note your response to prior comment 1 but do not concur with your conclusion that you are not a shell company as defined in Securities Act Rule 405 of Regulation C. We note again that your assets consist solely of cash. Furthermore, it is unclear how the steps you have taken in furtherance of your business plan are more than “nominal” when Mr. Krikun, your sole officer and director, has no experience or expertise in the mobile game business. Please disclose on your prospectus cover page that you are a shell company and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144 and the potential impact on your ability to attract additional capital.

Response: We have disclosed on our prospectus cover page that we are a shell company and added a risk factor that highlights the consequences of shell company status. We have also discussed the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144 and the potential impact on our ability to attract additional capital.

Risk Factors

Risks Associated to Our Business, page 6

2. We note your response to prior comment 2 that you will operate your business from Nizhneudinsk, Russia. Please revise to discuss risks to investors as a result of your location in Russia, or advise.

Response: We have revised to discuss risks to investors as a result of our location in Russia.

Please direct any further comments or questions you may have to the company at danlaxcorp@gmail.com or to the company's legal counsel Mr. Scott D. Olson Esq.

Thank you.

Sincerely,

/S/ Ivan Krikun

Ivan Krikun, President

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